RECEIVED

2007 JUN 11 A 8:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

07.06.2007

Office of International Corporation Fi[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07024345

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A. Cenk Göksan
Investor Relations
Senior Vice President

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

Enclosure;

News: Tax credit of TRY 270 million has been written as income to Akbank's financials

6/12

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

AKBANK

File No : 82 - 34825

RECEIVED
2007 JUN 11 A 8:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tax credit of TRY 270 million has been written as income to Akbank's financials

The information has previously been made public that the law suit Akbank has opened to the tax authorities regarding the corporate tax and fund payment receivables in total of TRY 754 million for the years of 2001, 2002 and 2003 has ended with a resolution to the benefit of Akbank for the years 2001 and 2002. According to the court decision Akbank has entitlement to receive TRY 686 million in total for the the time being.

Recently, Akbank has been informed by Boğaziçi Tax Authority that TRY 270 million of TRY 485 million receivable for the year 2002 tax payment can be deducted from its tax payables account. Following this announcement Akbank has written TRY 270 million as income to its financials.

Further information about the timing, collection and the period of accounting for the remaining portion of our receivables will be shared to the investment community as soon as any development has taken place with regards to the legal process.

June 07, 2007

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

END